October 11, 2022

Vanessa Robertson. CPA

Brian Cascio, CPA

Celeste Murphy, Esq.

Daniel Crawford, Esq.

Securities Exchange Commission

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re: Halberd Corp

Registration Statement on Form 10 filed May 11, 2022

Reply to Amendment No. 4 filed September 22 and Associated Amendment No. 5 Being filed Concurrently

File No. 000-56440

Dear Ladies and Gentlemen:

Thank you for your comments forwarded to us on September 30, 2022 relative to Amendment No. 4 filed September 22, 2022. We respond as follows:

Amendment No. 4 to Form 10 filed September 22, 2022

Item 1 Business, page 3

1.

We note your response to comment 1 and reissue. Please remove the statement on page 4 that your treatment could be effective in treating meningitis in as little as 20 minutes as it is speculative given that you have not successfully treated meningitis in humans.

Response: We acknowledge your comment and have removed this attestation.

2.

We note your response to comment 2 and reissue. Please revise to remove the statement that you believe your extracorporeal treatment is effective and has no side effects because safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulators. Likewise, remove the statement on page 3 stating you are planning animal tests in the fourth quarter to verify the safety and efficacy of your patented extracorporeal process.

Response: We acknowledge your comment and have eliminated the statement that we believe our extracorporeal treatment is effective and has no side effects. Likewise, we have modified the statement on page 3 related to safety and efficacy. Additionally, we have eliminated the reference to Mississippi State University.

P.O. Box 25, Jackson Center, PA 16133 | P: (814) 786-8849 | HalberdCorporation.com

William Hartman

Halberd Corporation

October 11, 2022

3.

We note your response to comment 3 and reissue. Your response to comment 3 indicates you should have filed a non-disclosure agreement dated February 4, 2021 but no such exhibit was filed. Please file the exhibit or otherwise advise.

Response: We apologize for the unintended Youngstown State omission. Our work with Youngstown is informal, and only supported with the Non-Disclosure Agreement, therefore we have removed these disclosures.

Note 3. Explanation of our Restatements, page F-9

4.

We note your disclosure that references the Current Report on Form 8-K filed with the SEC on September 19, 2022. The 8-K discloses that management has concluded that this matter resulted from a material weakness in the Company’s internal control over financial reporting and that the Company has concluded that its internal control over financial reporting and its disclosure controls and procedures were ineffective. Please explain why you have not included a Risk Factor related to this material weakness. In addition, please amend the 10-Q for the quarterly period ended April 30, 2022 to disclose that management concluded that disclosure controls and procedures were ineffective.

Response: The restatement of our financial statements resulted from a weakness in our internal controls, therefore we have included the risk factor, replicated below, within our Risks Related to Our Business, and we have amended our Form 10-Q/A to disclose that our disclosure controls and procedures were ineffective.

Our lack of adequate accounting personnel is a material weakness in our financial reporting.

A company is deemed to have a material weakness in financial reporting when one or more of its internal controls over financial reporting are ineffective. Because we lack accounting personnel with training and experience in U. S. GAAP, financial reporting and the design and evaluation of internal controls over financial reporting, we have a material weakness which could result in a material misstatement in our financial statements. Any misstatement in our financial statements could cause us to have to restate our financial statements, which would be expensive, time consuming and adversely impact our ability to realize our business plan.

William Hartman

Halberd Corporation

October 11, 2022

Item 15. Exhibits

Exhibit 23.1, page F-41

5.	Please have your auditor revise the consent to indicate that the report is dated March 10, 2022 (Except for Note 3 for which the date is September 22, 2022).

Response: We have reviewed with our auditor, and their revised consent is now included in our amended Form 10.

_____________________________________________

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this Amendment No. 5 to the Form 10, we trust all comments will have been satisfied and you can advise us that the Company’s Form 10 Registration Statement has no out-standing comments.

Thank you for your assistance and prompt review of these Form 10 materials as originally filed May 11 and prospectively this Amendment No. 5 to the Form 10.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

Willliam Hartman. Principal Executive Officer and Financial Officer
Halberd Corporation